UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2019

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________

Commission file number 1-31447

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

CenterPoint Energy Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CenterPoint Energy, Inc.
1111 Louisiana Street
Houston, Texas 77002

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	Page 1

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2019 and 2018	Page 2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	Page 3

Notes to Financial Statements	Page 4

Supplemental Schedule:

Schedule H, Line 4i-Schedule of Assets (Held at End of Year) December 31, 2019	Page 12

Signature	Page 13

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
the CenterPoint Energy Savings Plan:

Opinion on the Financial Statements
We have audited the Statements of Net Assets Available for Benefits of the CenterPoint Energy Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019 and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing audit procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplementary information of Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2004.

/s/ McConnell & Jones LLP

Houston, Texas
June 24, 2020

CENTERPOINT ENERGY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
Assets
Investments at fair value (Note 4)	$2,049,101,400	$1,821,886,294
Fully benefit-responsive investment contracts at contract value	244,931,754	249,183,837
Total investments	2,294,033,154	2,071,070,131

Receivables:
Notes receivable from participants	36,141,410	36,334,633
Dividends and interest	367,591	529,430
Employer contributions	1,038,991	1,008,574
Plan-to-Plan transfer of net assets from Vectren Corporation Retirement Savings Plan	308,471,331	—
Total receivables	346,019,323	37,872,637
Total Assets	2,640,052,477	2,108,942,768

Liabilities
Other	(146,275)	(140,475)
Total Liabilities	(146,275)	(140,475)
Net Assets Available for Plan Benefits	$2,639,906,202	$2,108,802,293

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2019

Investment Income:
Net appreciation in investments	$324,478,319
Dividends and interest	26,951,504
Total investment income	351,429,823

Interest on note receivable from participants	2,013,763

Contributions:
Participant	65,029,957
Employer	43,726,047
Rollover	2,987,789
Total contributions	111,743,793

Expenses:
Benefits payments	(239,601,536)
Administrative expenses	(2,953,265)
Total expenses	(242,554,801)

Change in Net Assets Available for Plan Benefits prior to transfer of net assets from Vectren Corporation Retirement Savings Plan	222,632,578

Plan-to-Plan transfer of net assets from Vectren Corporation Retirement Savings Plan	308,471,331

Change in Net Assets Available for Plan Benefits	531,103,909

Net Assets Available for Plan Benefits:
Beginning of Period	2,108,802,293
End of Period	$2,639,906,202

See accompanying Notes to Financial Statements.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

1. Description of the Plan

The following description of the CenterPoint Energy Savings Plan (Plan) provides only general information. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan’s provisions. In the case of any discrepancy between this summary and the Plan document, the Plan document will govern.

(a)General

The Plan is a defined contribution plan established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2009 through December 31, 2019, the Plan was a “safe harbor” 401(k) plan under the IRC, which means it was deemed to satisfy certain deferral and contribution nondiscrimination testing requirements. Effective January 1, 2020, the Plan is no longer a “safe harbor” plan and does not rely on the safe harbor provisions to satisfy these testing requirements.

Participants include all employees of CenterPoint Energy, Inc. (Company or CenterPoint Energy) and those subsidiaries and affiliates of the Company that have adopted the Plan except (a) employees covered by a collective bargaining agreement unless such agreement provides for participation in the Plan, (b) leased employees, (c) independent contractors and (d) non-resident aliens who receive no United States sourced income (Participants).

Effective as of the close of business on December 31, 2019, the Vectren Corporation Retirement Savings Plan (the Vectren Plan) was merged with and into the Plan, and certain subsidiaries of the Company that participated in the Vectren Plan became participating employers of the Plan. As such, employees of those subsidiaries became eligible to participate in the Plan (the Vectren Participants). In connection with the Plan merger, the Plan was amended and restated effective as of January 1, 2020. The Plan description provided in this Note 1 reflects the terms of the Plan as in effect on December 31, 2019, prior to the restatement and plan merger. See Note 1(j) for further information.

(b)Contributions

Participants may make pre-tax and/or Roth contributions up to 50% and after-tax contributions up to 16%, of eligible compensation, not to exceed the Internal Revenue Service (IRS) limits as defined in the Plan. Active Participants age 50 or over could contribute an additional pre-tax and/or Roth contribution not to exceed the IRS limit ($6,000 for 2019); however, the Company generally does not provide the match on such “catch-up” contributions, unless a matching contribution is required to meet the safe harbor plan provisions under the IRC. Participants could also contribute amounts representing rollover eligible distributions from other defined benefit or defined contribution plans, IRC Section 403(b) annuity plans, IRC Section 457 governmental plans or individual retirement accounts. Participants direct their contributions into the various eligible investment options offered by the Plan. Contributions are subject to certain limitations as set forth under the IRC or the limits set forth in the Plan document.
All new employees are automatically enrolled in the Plan to make pre-tax contributions unless they elect otherwise. An employee who has been automatically enrolled is deemed to have elected to defer pre-tax contributions at a rate of 6% of eligible compensation (Automatic Contribution). A notice is provided to all employees who are scheduled to be automatically enrolled in the Plan (Automatic Enrollment Notice). In general, an employee has 30 days after receiving the Automatic Enrollment Notice to elect not to make any pre-tax contributions or choose a different contribution percentage.
Contributions, including all related employer matching contributions, made under the Automatic Contribution provision of the Plan are invested in the default investment fund as defined in the Plan unless the Participant elects otherwise. Employees may elect to change the Automatic Contribution percentage and/or direct the contributions to any of the investment options offered under the Plan at any time after the commencement of the Automatic Contribution. The Company matches 100% of the first 6% of eligible compensation contributed by a Participant to the Plan (excluding catch-up contributions unless required to meet the safe harbor plan provisions under the IRC). Employer contributions are made in the form of cash and are invested in accordance with Participant elections.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

The CenterPoint Energy Common Stock Fund (Company Stock Fund) is an investment option under the Plan. A Participant may not elect (i) that more than 25% of future contributions (including Company matching contributions) be invested in the Company Stock Fund or (ii) a transfer of any portion of his or her current account balance that would result in more than 25% of the total account balance invested in the Company Stock Fund. Furthermore, any transfer of funds into or out of the Company Stock Fund and other elections under the Plan that impact investments in the Company Stock Fund are subject to the Company’s Insider Trading Policy. In addition, Participants may elect to have dividends paid on their investment in the Company Stock Fund either reinvested in the Company Stock Fund or paid to them in cash, and they can transfer all or part of their investment in the Company Stock Fund to the other investment options offered by the Plan.

(c)Investment Options

The Plan offered the following investment funds (Funds) as of December 31, 2019:

•CenterPoint Energy Stock Fund
•Fixed Income Fund
•International Equity Fund
•Large Company Growth Fund
•Large Company Value Fund
•S&P 500 Index Fund
•Small Company Fund
•Stable Value Fund
•Vanguard Target Retirement Income Fund
•Vanguard Target Retirement 2015 Fund
•Vanguard Target Retirement 2020 Fund
•Vanguard Target Retirement 2025 Fund
•Vanguard Target Retirement 2030 Fund
•Vanguard Target Retirement 2035 Fund
•Vanguard Target Retirement 2040 Fund
•Vanguard Target Retirement 2045 Fund
•Vanguard Target Retirement 2050 Fund
•Vanguard Target Retirement 2055 Fund
•Vanguard Target Retirement 2060 Fund
•Vanguard Target Retirement 2065 Fund

Upon enrollment in the Plan, Participants may direct contributions, in 1% increments, in any of the investment options; provided, however, that a Participant may not elect to invest more than 25% of future contributions (including Company matching contributions) in the Company Stock Fund. Participants should refer to the Plan prospectus for a detailed description of each Fund.

(d)Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account is credited with the Participant’s contributions and with allocations of the Company contributions and Plan earnings. Each Participant’s account is also charged with an allocation of administrative expenses. Allocations are based on Participant account balances. Participants are entitled to their vested account balance.

(e)Vesting and Forfeitures

Participants are immediately fully vested in all contributions and actual earnings thereon prior to the Plan merger on January 1, 2020. As a result, there were no forfeitures for the plans years ending in 2018 and 2019.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(f)Notes Receivable from Participants

Participants may borrow against their vested account balance. The maximum amount that a Participant may borrow is the lesser of (a) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made, over the outstanding balance of loans from the Plan on the date on which such loan is made or (b) 50% of the value of the Participant’s vested account balance under the Plan.

The loans are secured by the pledge of a portion of the Participant’s right, title and value of the Participant’s vested account balance under the Plan as determined immediately after the loans are made. The minimum loan amount is $500. Loans may be repaid over a period of up to five years and are subject to a $50 origination fee. Interest rates for loans originated from the Plan are fixed at the prime rate listed in The Wall Street Journal for the first of each month in which the loan is requested plus 1%. Loans that were rolled over from another qualified plan in connection with an acquisition or other business transaction maintain their original terms of the loan (including interest rate used for the loan). Loan transactions are treated as a transfer to (from) the investment fund from (to) notes receivable from Participants.

(g)Payment of Benefits

Upon termination of employment, a Participant whose account exceeds $5,000 may elect, upon written request at any time, to receive a distribution in a single lump-sum payment or fixed monthly, quarterly, semi-annual or annual installments over a period of ten years or less. A Participant may also elect a partial distribution of his or her account upon termination of employment. Such distributions are generally paid in the form of cash; however, if the Participant has investments in the Company Stock Fund, the Participant may elect an in-kind distribution of the Participant’s account balance in the Company Stock Fund.

Generally, to the extent a Participant has not requested a distribution by the time he or she reaches age 70½ (or age 72 for Participants who reach age 70½ after December 31, 2019), required minimum distributions will be made consistent with the terms and conditions of the Plan and the requirements of the IRC. Immediate lump-sum distributions are made for accounts which do not exceed $5,000, (subject to direct roll-over to an individual retirement account if greater than $1,000 but not exceeding $5,000, unless the Participant directs the distribution otherwise).

A Participant who is under age 59½ may make a withdrawal from amounts attributable to after-tax contributions and, if applicable, roll-over contributions in the Plan and associated earnings. If a Participant is under age 59½ and has less than five years of service and withdraws after-tax matched contributions, the Participant will be suspended from making after-tax contributions to the Plan for six months. A Participant who is age 59½ or older may make unlimited withdrawals from pre-tax contributions, Roth contributions, after-tax contributions, vested portion of prior Plan accounts, rollover accounts and any associated earnings.

The Plan allows active participants under age 59½ to apply for a “hardship” withdrawal from amounts attributable to pre-tax or Roth contributions (not including any earnings and gains thereon) in accordance with Plan provisions. Participants are not permitted to make any pre-tax, Roth, or after-tax contributions for a period of six months immediately following a hardship withdrawal.

(h)Administration

The assets of the Plan are held in trust by The Northern Trust Company (Trustee). Voya Institutional Plan Services, LLC is the recordkeeper for the Plan. The Benefits Committee of CenterPoint Energy, Inc. (Committee), appointed by the Board of Directors of the Company, is the Plan Administrator (Plan Administrator). The Committee retains an independent investment consultant to provide investment advice with respect to the Funds other than the Company Stock Fund. Changes to the Company Stock Fund may be made only by the Board of Directors of the Company.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(i)Termination of the Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee.

(j)Subsequent Events

In preparing the accompanying financial statements, Plan management has reviewed all known events that have occurred after December 31, 2019, and through June 24, 2020, the date the financial statements were available to be issued, for inclusion in the financial statements and notes.

Merger with Vectren Plan

Effective as of the close of business on December 31, 2019, the Vectren Plan was merged with and into the Plan, and Vectren Participants became Participants of the Plan. In connection with the merger, the Plan was amended and restated effective as of January 1, 2020, to include amendments to the contribution, vesting and withdrawal provisions under the Plan with respect to certain Participants. Participants should refer to the Plan document for a more complete description.

COVID-19 Pandemic

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. The impacts of COVID-19 and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries. While it is unknown how long these conditions will last and what the complete financial effect will be, the Plan may experience an adverse impact to its financial assets.

In accordance with the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act, Participants may take coronavirus distributions from the Plan of up to an aggregate amount of $100,000 from May 20, 2020 through December 31, 2020 if the participant or his or her spouse or dependent is diagnosed with the virus or with COVID-19 or if the Participant experiences adverse financial consequences due to the virus or COVID-19 under the circumstances set forth in the CARES Act. In addition, in accordance with the CARES act, required minimum distributions from the Plan for 2020 have been waived.

SECURE Act

In accordance with the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”), effective January 1, 2020, for Participants who attain age 70½ on or after such date, required minimum distributions will be made to the extent the Participant has not requested a distribution by the time he or she reaches age 72. For Participants who attained age 70½ prior to January 1, 2020, required minimum distributions were made upon attainment of age 70½. See Note 1(g).

2. Summary of Accounting Policies

(a)Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America (GAAP). The preparation of the Plan financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(b)New Accounting Standards

In July 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readable determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurement. Adoption of the amended guidance, which is to be applied retrospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. The Plan adopted ASU 2018-09 for the year ended December 31, 2019. In connection with the adoption, the Plan had no impact on the net assets available for benefits or the changes in the net assets available for benefits.

(c)Investment Valuation and Income Recognition

The investments in all Funds, except for the fully benefit-responsive investment contracts, of the Plan are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fully benefit-responsive investment contracts are stated at contract value. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

(d)Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan. Interest income on notes receivable from Participants is recorded when it is earned.

(e)Payment of Benefits

Benefits are recorded when paid.

(f)Plan Expenses

Direct Plan expenses such as trustee, recordkeeping, auditing and investment management fees and certain general administrative expenses are paid from the Plan assets. These expenses are shown as a separate component in the Statement of Changes in Net Assets Available for Plan Benefits. Plan expenses other than the aforementioned items are included as a component of investment gains and losses and reported on Schedule C of Form 5500, if applicable, as indirect compensation in accordance with ERISA disclosure requirements.

3. Merger of Vectren Corporation Retirement Savings Plan

Effective as of the close of business on December 31, 2019, the Vectren Plan was merged with and into the Plan in accordance with section 414(l) of the Internal Revenue Code. As a result, Net Assets Available for Plan Benefits of $308 million were transferred from the Vectren Plan Trust on December 31, 2019 and received by the Plan on January 2, 2020.

4. Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value as it relates to financial assets and liabilities and to non-financial assets and liabilities measured at fair value on a recurring basis. That

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

framework provides a three-level valuation hierarchy based upon observable and unobservable inputs, with preference given to observable inputs. The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2
Inputs, other than quoted prices included in Level 1, are observable either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the assets or liabilities; and

Level 3	Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. Unobservable inputs reflect the Plan’s judgments about the assumptions market participants would use in pricing the asset or liability since limited market data exists. Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2019 and 2018:

Asset	Level	Valuation Methodology

Common or collective trust funds and Company stock fund	2	Valued at the net asset value of units held by the Plan, and generally include the use of significant observable inputs in determining the unit value which is available daily.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019 and 2018:

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Common or collective trust funds	$—	$1,743,777,288	$—	$1,743,777,288
Company stock fund	—	305,324,112	—	305,324,112
Total investments at fair value	$—	$2,049,101,400	$—	$2,049,101,400
Fully benefit-responsive investment contracts at contract value				244,931,754
Total investments				$2,294,033,154

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Common or collective trust funds	$—	$1,476,216,643	$—	$1,476,216,643
Company stock fund	—	345,669,651	—	345,669,651
Total investments at fair value	$—	$1,821,886,294	$—	$1,821,886,294
Fully benefit-responsive investment contracts at contract value				249,183,837
Total investments				$2,071,070,131

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

5. Stable Value Fund

The Stable Value Fund utilizes synthetic guaranteed investment contracts (Synthetic GICs). A Synthetic GIC includes a wrap contract issued by an insurance company or other financial institution and a portfolio of fixed income assets that are owned by the Stable Value Fund. The wrap contract provides that realized and unrealized gains and losses on the assets covered by the wrap contract are not reflected immediately in the net assets of the Stable Value Fund, but rather are amortized over the duration of the assets or other agreed upon period, through adjustments to the future interest crediting rates. The wrap contract provides a guarantee that all qualified participant withdrawals will occur at contract value which represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses. As of December 31, 2019, the investments held by the Stable Value Fund consist of:

Synthetic guaranteed investment contracts	$238,880,959
Traditional investment contracts	6,050,795
Total contract values	$244,931,754

Wrap contracts provide that withdrawals associated with certain events not in the ordinary course of fund operations may be paid at market rather than contract value. Examples of such circumstances may include significant plan design changes, complete or partial plan terminations, severance programs, early retirement programs, the closing or sale of a subsidiary, bankruptcy of the plan sponsor or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe the occurrence of the above events that would limit the Plan’s ability to conduct transactions with Participants at contract value is probable.

6. Risks and Uncertainties

The Plan provides for investments in Company Common Stock, commingled and other investments. The Plan has significant holdings of Company common stock. As a result, the values of the Plan’s investments may be materially impacted by the changes in the fair value of this security.

Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and Participant account balances. Rates of return will vary, and returns will depend on the market value of the Plan’s investments.

7. Tax Status

The IRS has determined and informed the Company by letter dated July 21, 2017 that the Plan is qualified, and the trust fund established is tax-exempt under the appropriate sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan sponsor’s counsel believe these amendments have not adversely affected the Plan’s qualified status and the related trust’s tax-exempt status as of the financial statement date.

GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

CENTERPOINT ENERGY SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

8. Related Party Transactions

During 2019, the Plan purchased and sold shares of the Company’s common stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:

Purchases	Company Common Stock	$7,885,020
	Northern Trust Collective Short-Term Investment Fund	199,968,999

Sales	Company Common Stock	$37,333,678
	Northern Trust Collective Short-Term Investment Fund	203,613,039

CENTERPOINT ENERGY SAVINGS PLAN
EIN 74-0694415 PLAN 015
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	COMMON OR COLLECTIVE TRUSTS
	BLACKROCK	EQUITY INDEX FUND	$355,916,793
	BLACKROCK	MSCI ACWI EX US INDEX FUND	29,084,223
	BLACKROCK	RUSSELL 1000 GROWTH INDEX FUND	121,858,580
	BLACKROCK	RUSSELL 1000 VALUE INDEX FUND	65,718,518
	BLACKROCK	RUSSELL 2000 INDEX FUND	28,223,440
	MELLON BANK	EB DAILY LIQUIDITY AGGREGATED BOND FUND	66,324,414
*	NORTHERN TRUST	SHORT-TERM INVESTMENT FUND	11,897,700
	HARDING LOEVNER	INTL EQUITY COLLECTIVE INVESTMENT FUND	43,284,225
	SCHRODER	INTL EQUITY COLLECTIVE INVESTMENT FUND	38,476,293
	VANGUARD	TARGET RETIREMENT 2015 TRUST FUND	21,916,434
	VANGUARD	TARGET RETIREMENT 2020 TRUST FUND	55,687,452
	VANGUARD	TARGET RETIREMENT 2025 TRUST FUND	92,516,675
	VANGUARD	TARGET RETIREMENT 2030 TRUST FUND	51,780,547
	VANGUARD	TARGET RETIREMENT 2035 TRUST FUND	70,073,148
	VANGUARD	TARGET RETIREMENT 2040 TRUST FUND	54,746,975
	VANGUARD	TARGET RETIREMENT 2045 TRUST FUND	86,366,357
	VANGUARD	TARGET RETIREMENT 2050 TRUST FUND	66,482,773
	VANGUARD	TARGET RETIREMENT 2055 TRUST FUND	45,276,974
	VANGUARD	TARGET RETIREMENT 2060 TRUST FUND	10,218,637
	VANGUARD	TARGET RETIREMENT 2065 TRUST FUND	2,088,066
	VANGUARD	TARGET RETIREMENT INCOME TRUST I FUND	20,968,827
	WELLINGTON MANAGEMENT	SMALL CAP OPPORTUNITIES PORTFOLIO	29,030,992
	SUBTOTAL		$1,367,938,043

*	CENTERPOINT ENERGY INC	COMMON STOCK	$301,382,586

	MUTUAL FUND
	LSV ASSET MANAGEMENT	VALUE EQUITY FUND	$71,655,033
	LOOMIS SAYLES	FIXED INCOME FUND	65,566,199
	PIMCO	TOTAL RETURN FUND	117,030,480
	T ROWE PRICE	INSTITUTIONAL LARGE CAP GROWTH FUND	131,579,854
	SUBTOTAL		$385,831,566

**	STABLE VALUE FUND	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS	$238,880,959

	TOTAL PLAN INVESTMENTS AT FAIR VALUE		$2,294,033,154

*	NOTES RECEIVABLE FROM PARTICIPANTS
	CENTERPOINT ENERGY SAVINGS PLAN	LOANS ISSUED AT INTEREST RATES FROM 4.25% TO 9.00% WITH VARIOUS MATURITIES	$36,141,410
*	PARTY-IN-INTEREST
**	INVESTMENT AT CONTRACT VALUE BEING DEEMED AS FAIR VALUE

HISTORICAL COST INFORMATION IN COLUMN (D) IS NOT PRESENTED BECAUSE INVESTMENTS DISPLAYED ARE PARTICIPANT-DIRECTED.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTERPOINT ENERGY SAVINGS PLAN

By	/s/ Julienne P. Sugarek
(Julienne P. Sugarek, Chairman of the Benefits Committee
of CenterPoint Energy, Inc., Plan Administrator)
June 24, 2020